UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

August 2015 Up 15.0% Year over Year

Mexico City, September 3, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for August 2015 increased by 15.0% when compared to August 2014.

This announcement reflects comparisons between August 1 through August 31, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2014	August 2015	% Change
Cancún	609,544	658,465	8.0
Cozumel	7,657	8,925	16.6
Huatulco	38,558	54,584	41.6
Mérida	113,619	138,208	21.6
Minatitlán	19,404	21,686	11.8
Oaxaca	44,486	53,886	21.1
Tapachula	12,856	23,048	79.3
Veracruz	97,074	106,837	10.1
Villahermosa	92,500	107,220	15.9
Total Domestic	1,035,698	1,172,859	13.2

International
Airport	August 2014	August 2015	% Change
Cancún	956,493	1,126,652	17.8
Cozumel	30,841	30,893	0.2
Huatulco	1,916	1,234	(35.6)
Mérida	10,934	11,324	3.6
Minatitlán	862	1,020	18.3
Oaxaca	6,259	7,601	21.4
Tapachula	1,207	1,023	(15.2)
Veracruz	8,186	8,503	3.9
Villahermosa	6,254	5,453	(12.8)
Total International	1,022,952	1,193,703	16.7

ASUR Page 1 of 2

Total
Airport	August 2014	August 2015	% Change
Cancún	1,566,037	1,785,117	14.0
Cozumel	38,498	39,818	3.4
Huatulco	40,474	55,818	37.9
Mérida	124,553	149,532	20.1
Minatitlán	20,266	22,706	12.0
Oaxaca	50,745	61,487	21.2
Tapachula	14,063	24,071	71.2
Veracruz	105,260	115,340	9.6
Villahermosa	98,754	112,673	14.1
ASUR Total	2,058,650	2,366,562	15.0

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 3, 2015